--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------


                                   F O R M 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
               OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ---

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                                ---

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                      ---------------

         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

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


                                  ATTUNITY LTD



6-K Items


1.       Press Release re 2003 Fourth Quarter and Year End Results

                                                                          Item 1

Press Release                                              Source: Attunity Ltd.

Attunity Reports 2003 Fourth Quarter and Year End Results
Thursday March 11, 10:40 am ET

Strategic Shift to Channel Partnerships Begins to Show Positive Returns

WAKEFIELD, Mass., March 11 /PRNewswire-FirstCall/ -- Attunity Ltd. (Nasdaq: ATTU
- News), a leading provider of standards-based data integration solutions, today reported its financial results for the fourth quarter and fiscal year ended December 31, 2003. Revenues for the fourth quarter 2003 were $4,320,000, an increase of 14.8% from $3,762,000 in the third quarter of 2003 and a decrease of $204,000 or 4.5% from $4,524,000 in the fourth quarter of 2002. Gross profit for the fourth quarter 2003 was $2,371,000, compared with $2,064,000 in the third quarter of 2003 and $2,722,000 in the fourth quarter of 2002. Net loss for the quarter, excluding non-recurring expenses and impairment of other assets of $2,058,000, was ($523,000) or ($0.04) per share compared with a net profit for the fourth quarter of 2002, excluding non- recurring expenses of $1,708,0000, was $751,000 or $0.05 per share. Net Loss for the fourth quarter of 2003 including non-recurring expenses were ($2,581,000) or ($0.17) per share compared with a net loss including non- recurring expenses of ($957,000) or ($0.07) per share in the fourth quarter of 2002.


Revenues for the year ended December 31, 2003 were $16,617,000, down 4.8% from revenues of $17,455,000 in 2002. Gross profit for 2003 was $9,538,000, compared with $11,080,000 in 2002. Net loss for 2003, excluding non-recurring expenses and impairment of other assets of $2,468,000, was ($488,000) or ($0.03) per share compared with a net profit for 2002, excluding non-recurring expenses of $1,708,0000, of $2,212,000 or $0.15 per share. Net Loss for 2003 was
($2,956,000) or ($0.20) per share compared with a net profit of $504,000 or $0.03 per share in 2002.


Cash balances and securities on December 31, 2003 increased to $3,295,000 from $2,781,000 on December 31, 2002. This reflects the cash profitability of 2003. Traditionally, the Company's cash balances increases in Q1 and Q2 due to OEM and distributor prepayments.


"The 14.8% increase in revenues from the third to fourth quarters of 2003 is a positive indicator of our success with new channel partners, and our ability to return to growth and profitability," said Arie Gonen, Chairman and CEO of Attunity. "Throughout 2003, the Company focused on building new strategic channel partnerships with industry leaders including Oracle, HP, Microsoft, IBM, Attachmate and Cognos. These strategic partnerships will start generating revenues for us in 2004."


"Our recent introduction of the Attunity Change Data Capture product has been very favorably received by the market and industry analyst community. We also announced an important new relationship with Cognos that is a tenant in our strategy to be the leading provider of data integration for the business intelligence market. Attunity is well positioned for continued growth and success in 2004," said Arie Gonen.


Highlights from FY 2003


In December 2003, an investment group headed by Shimon Alon, Ron Zuckerman, Aki Ratner and GF Capital acquired a significant ownership in the Company. In addition, subject to shareholder approval, the group will invest an additional $2 million in Attunity in the form of a five-year convertible debenture.


"This new investment reflects this experienced investment group's confidence in Attunity's potential," said Mr. Gonen. "Based on their impressive track record, I am very pleased with the investment and look forward to seeing Shimon Alon, Ron Zuckerman and Aki Ratner contributing substantially to the continued growth of the Company and helping us maximize the Company's potential."


Channel Partnerships


Oracle


Attunity has entered into a new OEM licensing agreement with Oracle (Nasdaq:
ORCL - News). Under the terms of the agreement, Oracle has licensed Attunity's integration adapters to a wide range of mainframe data and transaction systems. These adapters support the full range of capabilities of the Oracle10g Application Server including enterprise portals, business intelligence, rapid application development and web services.


Attachmate


Attunity entered into an OEM licensing agreement with Attachmate. Under the terms of the agreement, Attachmate offers Attunity adapter solutions that unlock legacy data sources for use in new IT initiatives including business intelligence, rapid application development, enterprise portals and web services. The Attunity adapters compliment a broad range of Attachmate host access and integration solutions.


Cognos


Attunity has entered into a strategic partnership with Cognos (Nasdaq: COGN - News; TSX: CSN - News), a leading provider of enterprise business intelligence
(EBI) and corporate performance management solutions. Under the terms of the agreement, Cognos has certified Attunity's standards-based legacy integration product, Attunity Connect(TM), and the companies are collaborating in joint sales and marketing activities.


Microsoft


In 2003, Microsoft (Nasdaq: MSFT - News) appointed Attunity as one of only five "Validated Adapter Partners" for the Microsoft BizTalk server product. Attunity has worked with Microsoft globally to enable customers to integrate enterprise applications with legacy data using Attunity Connect(TM) and Microsoft BizTalk. As a result of Attunity's participation in Microsoft's early adapter program for BizTalk Server 2004, the Company recently became the first adapter partner to pass the strict certification program administered by Unisys to assure interoperability with the new Microsoft product.


IBM


Attunity and IBM recently announced a cooperative sales and marketing partnership for Attunity Connect(TM) adapters for IBM WebSphere Application Servers. Attunity Connect(TM) provides a comprehensive pre-built adapter library, support for WebSphere interfaces including J2EE Connector Architecture
(JCA), and the Attunity Studio plug-in to IBM WebSphere Studio to increase user productivity and ease of use. The companies also announced the certification of Attunity Connect(TM) with IBM's DB2 Information Integrator product and cooperative sales and marketing efforts related to Enterprise Information Integration (EII) initiatives.


New Customer Wins 2003


Highlights of Attunity's new global customers in 2003 include: Accuweather, BellSouth Corporation, Credit Lyonnais, Daewoo Securities, Fidelity Investments, First Tennessee Bank, Inova Health Systems, Kettering Medical Center, Bank Leumi, Lloyds of London, Medtronic, Movado Group, Nicor Gas Company, The Pampered Chef, Papeteries de la Couronne, Queensland Press, Ruan Transportation, Shanghai Mobile, Shenzen Stock Exchange, Sprint, the State of Kansas, the State of Utah, Sungard, Unisys Corporation, Valassis, Visa USA, Inc, VNU Nielsen Media Research, and Wesfarmers.


Attunity Product Highlights


Attunity Change Data Capture


The Company recently introduced Attunity Change Data Capture, to provide 'right-time' access and movement for mainframe and legacy data. Using Attunity CDC, enterprises now have a flexible and robust solution for accessing and delivering corporate data at any time interval and to any user or application.


Attunity Studio


The Attunity Studio facilitates the design, configuration and management of adapters to legacy data sources and applications. With a market-leading level of ease of use, the Attunity Connect(TM) Studio enables enterprises to leverage their existing systems faster and with greater reuse.


Attunity Web Services Gateway


The Attunity Web Services Gateway provides simple definition and seamless deployment of legacy functions as standard Web Services. The Web Services Gateway is an integrated component of the Attunity Connect(TM) product family and works with all the Attunity Adapters to provide a single, unified solution.


Attunity Connect(TM) for Microsoft BizTalk Server 2004


The Attunity Connect Adapter Suite passed the certification program established by Microsoft and administered by Unisys, to test and validate interoperability for Microsoft BizTalk Server 2004; Attunity was the first ISV (Independent Service Provider) to receive the certification. The Attunity Connect Adapter Suite for Microsoft BizTalk Server 2004 extends the reach of BizTalk Server 2004 to mainframe, host and legacy data sources.

                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                (In thousands)

                                            Year ended       Quarter ended
                                            December 31,     December 31,
                                            2003   2002(*)  2003(*) 2002(*)
    Revenues

    Products                                $6,045  $6,931   $1,576  $1,601
    Maintenance                              5,832   6,057    1,353   1,615
    Services                                 4,740   4,467    1,391   1,308

                                            16,617  17,455    4,320   4,524
    Cost of revenues

    Products                                 2,094   1,878      634     624
    Maintenance                                801     715      223     192
    Services                                 4,184   3,782    1,092     986

                                             7,079   6,375    1,949   1,802


    Gross profit                             9,538  11,080    2,371   2,722

    Operating expenses
    Research and development Expenses, Net   1,491   1,438      420     334

    Selling & Marketing Expenses             5,938   5,369    1,617   1,243

    General & Administrative Expenses        2,749   1,938    1,022     330

    Non-recurring expenses                     925   1,708      515   1,708

    Impairment of other assets               1,543            1,543

    Operating Profit (loss)                 (3,108)    627   (2,746)   (893)

    Financial income, Net                      236     141      186     136

    Profit (loss) before Income taxes       (2,872)    768   (2,560)   (757)

    Taxes on income                            (84)   (264)     (21)   (200)

    Net profit (loss)                      $(2,956)   $504  $(2,581)  $(957)

    Profit (loss) per share                 $(0.20)  $0.03   $(0.17) $(0.07)

    Number of shares                        14,767  14,725   14,767  14,697

    (*) Reclassified


                         CONSOLIDATED BALANCE SHEETS
                                (In thousands)

                                                December 31,      December 31,
                                                       2003              2002
    ASSETS

    CURRENT ASSETS
    Cash and Cash Equivalents                        $2,073            $2,693
    Restricted cash                                     902
    Short-term deposit                                  120                88
    Marketable securities                               200                --
    Trade Receivables, net                            2,845             3,377
    Other Receivables                                 1,006             1,233

    Total Current Assets                              7,146             7,391

    SEVERANCE PAY FUND                                1,592             1,189

    PROPERTY, PLANT AND EQUIPMENT, NET                  926             1,145

    OTHER ASSETS, NET                                10,196            11,759

                                                    $19,860           $21,484

    LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
    Short Term Bank Debt                               $206              $175
    Current maturities of long term loans               102               205
    Trade Payables                                      583               645
    Deferred revenues                                 2,090             1,986
    Employee and payroll accruals                     1,239             1,055
    Accrued expenses and other liabilities            3,479             2,658

    Total Current Liabilities                         7,699             6,724

    LONG TERM LIABILITIES
    Long term debt                                       99                55
    Accrued Severance Pay                             1,941             1,625

    Total Long Term Liabilities                       2,040             1,680

    SHAREHOLDERS' EQUITY
    Share Capital                                       525               525
    Additional Paid in Capital                       86,504            86,504
    Accumulated other comprehensive loss               (611)             (608)
    Accumulated Deficit                             (76,297)          (73,341)

    Total Shareholder's Equity                       10,121            13,080

                                                    $19,860           $21,484



Attunity has scheduled a conference call and simultaneous web-cast today at 11:00 am EST. The call will be hosted by Ari Gonen, Chairman & CEO of Attunity, and Ofer Segev, CFO of Attunity, to discuss the Company's operating results. To access the live web-cast simply go to the link below approximately 1 minute prior to the call.
http://orion.calleci.com/servlet/estreamgetevent?id=3423&folder=webstream


About Attunity Ltd.


Attunity is a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications. Founded in 1987 and traded on the NASDAQ exchange, Attunity's worldwide operations support over 1,000 direct end-users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on tens of thousands of systems worldwide. Attunity's products are available through direct sales and support offices in the United States, the United Kingdom, France, Israel, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or email info@attunity.com.


This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, product technology developments, market acceptance of our products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, release and sales of new products by strategic resellers and customers, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in our filings with the Securities Exchange Commission, including our Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Attunity Connect is a trademark of Attunity.



[GRAPHIC OMITTED]

Source: Attunity Ltd.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 ATTUNITY LTD
                                                 ------------
                                                 (Registrant)



                                                 By: /s/Arie Gonen
                                                     --------------------------
                                                     Chairman




Date: March 11, 2004